Consent of Independent Accountants


The Board of Directors
Evercel, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Evercel, Inc. of our report dated January 22, 1999, except as to the third paragraph of note 11 which is as of February 5, 1999, relating to the balance sheet of the Battery Business Group of Energy Research Corporation as of October 31, 1998 and the related Statements of Operations and Cash Flows for the years ended October 31, 1997 and 1998; and our report dated January 22, 1999, relating to the balance sheet of Evercel, Inc. as of October 31, 1998, which reports appear in the registration statement (No. 333-64931) on Form SB-2, as amended on February 9, 1999, of Evercel, Inc.




Stamford, CT
June 25, 1999

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